N E W S   R E L E A S E

TALISMAN ENERGY REPORTS $4.3 BILLION IN CASH FLOW FOR 2007
GENERATES RECORD $2.1 BILLION IN EARNINGS

CALGARY, Alberta, February 28, 2008 – Talisman Energy Inc. reported its operating and financial results for 2007.

•	Cash flow[1] for the year was $4.3 billion, down 9% from a year ago, with the drop largely due to asset sales. Cash flow from continuing operations was unchanged at $4.2 billion.
•	Net income was a record $2.1 billion, up 4% from a year earlier, with a significant contribution from gains on asset sales.
•	Production averaged 452,000 boe/d, down 7% from 2006. Talisman sold non-core assets producing approximately 28,000 boe/d in 2007, with a total of 57,000 boe/d sold over two years.
•	The Company repurchased 46 million shares at a cost of $951 million.
•	Net debt[1] at year end was $4.3 billion, down from $4.5 billion a year earlier.
•	Talisman replaced 102% of production with proved reserves (excluding net acquisitions and dispositions).
•	At year end, the Company completed the sale of its Brae assets in the North Sea and acquired a small interest in the Tangguh LNG project in Indonesia.

“2007 was a year of contrasts for Talisman,” said John Manzoni, President & CEO. “We are very encouraged by two exploration discoveries late in the year, higher oil prices contributed to very high North Sea netbacks and we again replaced more than 100% of proved reserves. On the other hand, we suffered a number of project delays, mainly in the North Sea, natural gas prices were lower and the Canadian dollar strength offset most of the oil price increase for us.  As a result of the project delays, production was lower than our expectations at the start of the year.  However, we are taking steps to strengthen our project management, which I am confident will improve delivery going forward.

“Our headline numbers were affected by asset sales last year. However, net of sales, cash flow from continuing operations was unchanged and production was down by less than 2% despite project delays. I am encouraged by our exploration success in 2007, which resulted in discoveries in the North Sea and Vietnam. We will follow up these discoveries with appraisal and development activity this year. In addition, our new Outer Foothills play in North America is working well and we had a number of notable drilling successes. We also continued our long track record of replacing over 100% of production with proved reserves, excluding net acquisitions and dispositions.

“We expect to deliver 3-8% organic production growth from our streamlined asset base this year and are confident we can deliver 5-10% annual growth through the medium term. Looking to the longer term, we have initiated a review of our entire portfolio to determine investment opportunities for growth in 2011 and beyond. I continue to be encouraged by the early results of this work, which is showing that our diverse portfolio offers many options to secure the long-term future of the Company.”

1 The terms “cash flow” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

Financial Results

On March 7, 2008, Talisman plans to file with Canadian and US securities authorities, its audited Financial Statements for the year ended December 31, 2007 and related Management's Discussion and Analysis, as well as its Annual Information Form and Annual Report on Form 40-F.

	Three Months Ended December 31		12 Months Ended December 31
	2007	2006	2007	2006
Cash flow ($ million)	1,013	1,130	4,327	4,748
Cash flow per share[2]	0.99	1.05	4.19	4.35
Net income ($ million)	656	598	2,078	2,005
Net income per share	0.64	0.55	2.01	1.84
Earnings from Continuing Operations[2] ($ million)	137	322	978	1,501
Earnings from Continuing Operations (per share) [2]	0.13	0.30	0.95	1.37
Average shares outstanding (million)	1,019	1,078	1,032	1,092

Cash flow for 2007 was $4.3 billion, down 9% from a year earlier. This was predominantly due to lower volumes (down 7%) and netbacks (down 1%). However, cash flow from continuing operations was unchanged at $4.2 billion. Cash flow for the fourth quarter was $1,013 million, compared to $1,130 million a year earlier, as lower volumes and higher cash taxes offset higher netbacks.

Net income was a record $2.1 billion, reflecting an $884 million after-tax gain on asset sales and lower deferred taxes. Fourth quarter earnings were also up significantly, reflecting Canadian tax rate reductions. Earnings from continuing operations were down due to higher DD&A and dry hole costs. DD&A charges increased $390 million, with $174 million of this in the UK, reflecting recent acquisitions and new field developments.

Dry hole costs were up in 2007, totalling $684 million. Talisman has taken a cautious view of previous exploration costs in Alaska. However, we are continuing the exploration program and currently shooting the planned seismic program. These increased dry hole costs also reflect higher spending levels in the Alberta Foothills where individual wells are expensive to drill, although in general, the 2007 exploration program was very successful in the Foothills, with a number of very good wells and reserve replacement well over 100%.

The Company repurchased 46 million shares in 2007 at a cost of $951 million. At year end, Talisman had 1,019 million shares outstanding, down 4% from a year earlier.

Year-end long-term debt increased to $4,862 million. However, the Company had $521 million in net cash on hand, including proceeds from the Brae sale, which were received close to year end. On a net basis, debt was $4,341 million, compared to $4,496 million a year earlier.

Talisman spent $4.4 billion on exploration and development in 2007, down slightly from the previous year. However, spending in North America was reduced 23%, largely reflecting low natural gas prices. Spending in Norway increased 85% to $613 million with ongoing project developments and increased drilling expenditures. The Company increased capital spending in the UK by 5%, to $1.3 billion, completing the Tweedsmuir Phase 1, Enoch, Blane, Wood and Duart Phase 1 developments. Spending in Southeast Asia increased 55% with Northern Fields development and exploration drilling in Vietnam.

2 The terms “cash flow per share”, “earnings from continuing operations” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

Production

	Three Months Ended December 31		12 Months Ended December 31
	2007	2006	2007	2006
Oil and liquids (bbls/d)	235,290	258,508	240,714	261,634
Natural gas (mmcf/d)	1,262	1,364	1,265	1,342
Total mboe/d	446	486	452	485
Continuing operations (mboe/d)	429	441	424	431
Production per share (boe)	0.160	0.165	0.160	0.162

Production for the year averaged 452,000 boe/d, 7% below 2006, largely due to non-core asset sales. Production from continuing operations (excluding the effect of asset sales) averaged 424,000 boe/d, down 2% from 2006. Relative to the third quarter, production from continuing operations increased 3% to 429,000 boe/d as new projects came onstream in the North Sea and turnarounds for maintenance were completed.

Netbacks

$/boe
	Three Months Ended December 31		12 Months Ended December 31
	2007	2006	2007	2006
Sales	64.60	53.07	59.57	57.45
Hedging gain	0.08	0.52	0.63	0.37
Royalty	11.41	7.99	10.19	9.58
Transportation	1.26	1.27	1.37	1.28
Opex	12.36	10.39	12.14	9.98
Netback	39.65	33.94	36.50	36.98
Oil & liquids netback ($/bbl)	51.57	39.20	44.68	43.46
Natural gas netback ($/mcf)	4.38	4.67	4.52	4.92

Netbacks were down 1% in 2007. The impact of higher WTI oil prices (up 9% to US$72.31/bbl) were offset by the 6% rise in the Canadian dollar versus the US dollar, a 6% drop in AECO natural gas prices and increasing unit operating costs.

Fourth quarter netbacks were up 17% from a year earlier as WTI oil prices increased 51%, averaging US$90.68/bbl, partially offset by a 16% increase in the value of the Canadian dollar. AECO natural gas prices decreased by 3%.

Unit operating and transportation costs increased by 20%, averaging $13.51/boe in 2007. A significant portion of this occurred in the UK (unit operating expense up 30%) with a large component related to the Auk/Fulmar acquisition late in 2006. The high unit operating costs associated with these fields are expected to fall significantly with Auk redevelopment.

Average royalty rates for the Company were unchanged at 17% for the year.

Proved Reserves
Million BOE
December 31, 2006	1,667
Discoveries, extensions and additions	109
Net acquisitions and dispositions	(10)
Net revisions and transfers	58
Production	(164)
December 31, 2007	1,660
Probable Reserves December 31, 2007	972

The Company replaced 102% of its production with proved reserves (excluding net acquisitions and dispositions) in 2007, with a three year average of 113%.  Regionally, the Company replaced 148% of production in Scandinavia, 116% in the UK and 112% of North American natural gas production. The replacement ratio in Southeast Asia was only 76%, however, this does not take into account recent drilling successes offshore Vietnam.

Approximately 36% of Talisman’s proved reserves are in North America, 29% in the North Sea and 29% in Southeast Asia. Total proved reserves were down slightly from year-end 2006, reflecting non-core asset sales. At year end, the Company had 2.6 billion boe of proved and probable reserves with a reserve life index of 16 years.

North America

Despite significant reductions in spending in North America over the course of 2007, the Company had a successful year, replacing 112% of its natural gas production (excluding net acquisitions and dispositions) and growing production in a number of key areas. Talisman drilled 99 gross gas wells during the quarter, approximately 15% less than the number drilled in the same period last year, reflecting a 14% reduction in capital spending compared to a year earlier.

Natural gas production averaged 855 mmcf/d, down 9% (87 mmcf/d), compared to the fourth quarter of last year as sales of non-core assets reduced volumes in the quarter by 68 mmcf/d and third party shutdowns reduced volumes by another 11 mmcf/d. However, new production records were set in the Alberta Foothills (reaching 229 mmcf/d in December), with production from the area 18% above the fourth quarter of 2006.

The Company also saw production increases over the same period in 2006 at Monkman (12%) and Bigstone/Wild River (8%). Bigstone set a production record of 69 mmcf/d in December.

In the Outer Foothills, a number of promising discoveries were made in the southern part of the play area.

Talisman’s Midstream operations transported and processed 605 mmcf/d in the quarter. The expansion of the Cutbank Complex was completed and onstream by the end of the fourth quarter, resulting in a new record of 650 mmcf/d in the last week of December.

North Sea

Production from continuing operations in the North Sea increased by 2% in 2007, the result of new projects coming onstream at Tweedsmuir, Enoch, Blane, Duart and Wood. In addition, the region continued to generate very high returns with netbacks averaging approximately $47/boe for the year.

Talisman’s UK production averaged 118,000 boe/d in the quarter, down 3% from the same period in 2006. However, excluding asset sales, production from continuing operations increased 3%, to 101,000 boe/d.

Late in 2007, the Company announced a significant gas condensate discovery at Cayley in the Montrose Arbroath area.  Appraisal drilling has been completed and the Company booked 21 mmboe of probable reserves associated with the discovery at year end. Talisman has a 58.97% working interest in the field.

During the quarter, Talisman drilled a successful appraisal well at Auk North.  The Auk field was acquired in the fourth quarter of 2006 and Talisman intends to redevelop the field, which should significantly increase production.

At Tweedsmuir the gas plant was commissioned recently and production has increased to 20,000 boe/d at present. Further plant modifications are being implemented to enable greater flow rates as commissioning activities continue.

The Wood field started production on December 19.

Talisman entered into an agreement to sell the Beatrice oil field with the transaction expected to close mid-2008. Near the Beatrice platform, the second wind farm demonstrator turbine was fully commissioned.

Production in Scandinavia averaged 34,000 boe/d during the quarter, down 3% over the fourth quarter of 2006. Talisman drilled two successful Gyda development wells during the quarter. Development work is continuing on the Rev field with first production expected in mid-2008 and at Yme with first production expected in 2009.

Southeast Asia

In the Commercial Arrangement Area between Malaysia and Vietnam (PM-3 CAA), the Company has a major development project underway in the Northern Fields, with first gas sales expected by mid-2008 and oil production early in 2009. Development drilling commenced on schedule in late 2007 and a number of platforms and other major pieces of equipment were installed during the fourth quarter.

In Vietnam, the Hai Su Den exploration well in Block 15-02/01 was successful and tested at combined rates of over 21,000 boe/d, limited by test equipment. Two new exploration wells at Hai Su Bac and Hai Su Nau will start drilling shortly.

Production during the quarter averaged 89,000 boe/d, 11% lower than the fourth quarter of 2006, as lower liquids volumes (due to a planned shut-down at PM-3 CAA, as well as natural declines) more than offset an increase in natural gas sales.

The five-well development drilling program in the Song Doc Field in Block 46/02 is complete and first oil is expected in the third quarter of 2008.

In Indonesia, natural gas production averaged a record 228 mmcf/d, up 11% over 2006. Gas sales to West Java began in October at 50 mmcf/d and are expected to ramp up over the course of the year. Talisman also acquired a 3.06% interest in the Tangguh LNG Project, located in West Papua, Indonesia. The project will have a nameplate capacity of 7.6 million tons per year with first LNG production expected at the end of 2008.

North Africa & South America

In other areas, production averaged 22,091 bbls/d during the quarter, an increase of 7% from the same period a year ago. Production in Algeria increased over 2006, reflecting the tie-in of the expanded gas injection facilities at Greater MLN.

In Trinidad and Tobago, successful offshore exploration and development wells were completed  during the quarter and pre-development activities continue for the Angostura Phase 2 gas development project.

In South America, the Company continues to evaluate exploration opportunities, with 3-D seismic programs completed on Blocks 64 and 101 in Peru and acquisition of 2-D seismic in the Niscota and Tangara blocks in Colombia.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Years ended
	December 31		December 31
	2007	2006	2007	2006
Financial
(millions of C$ unless otherwise stated)
Cash flow (1)	1,013	1,130	4,327	4,748
Net income	656	598	2,078	2,005
Exploration and development expenditures	1,125	1,315	4,445	4,578
Per common share (C$)
Cash flow (1)	0.99	1.05	4.19	4.35
Net income	0.64	0.55	2.01	1.84
Production
(daily average)
Oil and liquids (bbls/d)
North America	39,884	47,054	43,299	49,846
UK	104,351	102,064	101,993	102,742
Scandinavia	31,424	32,677	30,602	32,474
Southeast Asia	37,540	51,953	44,167	51,582
Other	22,091	20,733	20,653	21,559
Synthetic oil	-	4,027	-	3,431
Total oil and liquids	235,290	258,508	240,714	261,634
Natural gas (mmcf/d)
North America	855	942	876	910
UK	82	118	88	126
Scandinavia	17	16	14	14
Southeast Asia	308	288	287	292
Total natural gas	1,262	1,364	1,265	1,342
Total mboe/d (2)	446	486	452	485
Prices (3)
Oil and liquids (C$/bbl)
North America	66.38	50.90	59.53	56.73
UK	87.95	67.40	76.47	72.11
Scandinavia	90.31	69.14	78.16	73.79
Southeast Asia	93.17	67.21	82.03	74.62
Other	91.98	66.78	80.37	71.65
Crude oil and natural gas liquids	85.82	64.48	75.00	69.82
Synthetic oil	-	66.93	-	68.52
Total oil and liquids	85.82	64.52	75.00	69.80
Natural gas (C$/mcf)
North America	6.48	6.94	6.90	7.12
UK	8.25	7.52	7.19	8.50
Scandinavia	5.11	4.60	4.78	4.92
Southeast Asia	7.47	5.75	7.33	6.95
Total natural gas	6.81	6.72	6.99	7.20
Total (C$/boe) (includes synthetic) (2)	64.60	53.18	59.57	57.53

(1) Cash flow and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Prices are before hedging.
Includes the results from continuing and discontinued operations.
Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

December 31 (millions of C$)		2007	2006
		(restated)
Assets
Current
Cash and cash equivalents		536	103
Accounts receivable		1,159	1,068
Inventories		109	186
Prepaid expenses		12	25
Assets of discontinued operations		59	918
		1,875	2,300

Other assets		387	354
Goodwill		1,418	1,522
Property, plant and equipment		17,763	17,278
Assets of discontinued operations		-	27
		19,568	19,181
Total assets		21,443	21,481

Liabilities
Current
Bank indebtedness		15	39
Accounts payable and accrued liabilities		1,907	2,449
Income and other taxes payable		388	412
Liabilities of discontinued operations		19	282
		2,329	3,182

Deferred credits		21	59
Asset retirement obligations		1,981	1,848
Other long-term obligations		140	155
Long-term debt		4,862	4,560
Future income taxes		4,147	4,361
Liabilities of discontinued operations		-	9
		11,151	10,992

Contingencies and commitments

Shareholders' equity
Common shares		2,437	2,533
Contributed surplus		64	67
Retained earnings		5,651	4,585
Accumulated other comprehensive income (loss)		(189)	122
		7,963	7,307
Total liabilities and shareholders' equity		21,443	21,481

Prior year balances have been restated to reflect the financial position of discontinued operations, the adoption of new accounting standards and the reclassification of certain amounts to conform to current year presentation.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Years ended
(millions of C$	December 31		December 31
except per share amounts)	2007	2006	2007	2006
		(restated)		(restated)
Revenue
Gross sales	2,495	2,120	9,265	8,991
Hedging gains	3	23	104	66
Gross sales, net of hedging	2,498	2,143	9,369	9,057
Less royalties	450	337	1,598	1,522
Net sales	2,048	1,806	7,771	7,535
Other	37	34	148	111
Total revenue	2,085	1,840	7,919	7,646

Expenses
Operating	509	395	1,895	1,550
Transportation	49	53	210	207
General and administrative	57	70	223	233
Depreciation, depletion and amortization	574	499	2,316	1,926
Dry hole	322	176	684	296
Exploration	92	111	318	318
Interest on long-term debt	54	44	205	166
Stock-based compensation	(53)	98	(15)	51
Loss on held-for-trading financial instruments	41	-	25	-
Other	56	(96)	41	(29)
Total expenses	1,701	1,350	5,902	4,718
Income from continuing operations before taxes	384	490	2,017	2,928
Taxes
Current income tax	258	110	782	770
Future income tax	(244)	(18)	(67)	498
Petroleum revenue tax	59	59	256	290
	73	151	971	1,558
Net income from continuing operations	311	339	1,046	1,370
Net income from discontinued operations	345	259	1,032	635
Net income	656	598	2,078	2,005

Per common share (C$)
Net income from continuing operations	0.31	0.31	1.01	1.25
Diluted net income from continuing operations	0.30	0.31	0.99	1.22
Net income from discontinued operations	0.33	0.25	1.00	0.59
Diluted net income from discontinued operations	0.33	0.23	0.98	0.57
Net income	0.64	0.56	2.01	1.84
Diluted net income	0.63	0.54	1.97	1.79
Average number of common shares outstanding (millions)	1,019	1,078	1,032	1,092
Diluted number of common shares outstanding (millions)	1,039	1,106	1,056	1,122

Prior year balances have been restated to reflect the results of discontinued operations.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Years ended
	December 31		December 31
(millions of C$)	2007	2006	2007	2006
		(restated)		(restated)
Operating
Net income from continuing operations	311	339	1,046	1,370
Items not involving cash	652	644	2,861	2,557
Exploration	92	111	318	318
	1,055	1,094	4,225	4,245
Changes in non-cash working capital	(149)	(158)	(257)	(374)
Cash provided by continuing operations	906	936	3,968	3,871
Cash provided by discontinued operations	(42)	36	102	503
Cash provided by operating activities	864	972	4,070	4,374
Investing
Corporate acquisitions, net of cash acquired	(209)	-	(209)	(66)
Capital expenditures
Exploration, development and other	(1,140)	(1,303)	(4,430)	(4,482)
Property acquisitions	(12)	(195)	(54)	(201)
Proceeds of resource property dispositions	4	110	41	112
Investments	-	-	243	-
Changes in non-cash working capital	66	206	(206)	246
Discontinued operations, net of capital expenditures	470	365	1,376	621
Cash used in investing activities	(821)	(817)	(3,239)	(3,770)
Financing
Long-term debt repaid	(335)	(1,020)	(2,051)	(4,570)
Long-term debt issued	765	1,399	2,837	4,786
Common shares purchased	-	(500)	(946)	(656)
Common share dividends	(89)	(81)	(180)	(163)
Deferred credits and other	(23)	(23)	(42)	(77)
Changes in non-cash working capital	13	-	13	-
Cash used in financing activities	331	(225)	(369)	(680)
Effect of translation on foreign currency cash and cash equivalents	-	-	(5)	10
Net increase in cash and cash equivalents	374	(70)	457	(66)
Cash and cash equivalents, net, beginning of period	147	134	64	130
Cash and cash equivalents, net, end of period	521	64	521	64
Prior year balances have been restated to reflect the results of discontinued operations.

Earnings from operations
(millions of C$, except per share amounts)
	Three months ended		Year ended
December 31,	2007	2006	2007	2006
Net Income	656	598	2,078	2,005
Operating income from discontinued operations	33	50	148	279
Gain on disposition of discontinued operations	312	209	884	356
Net income from discontinued operations	345	259	1,032	635
Net income from continuing operations	311	339	1,046	1,370
Unrealized loss on held-for-trading instruments	36	-	49	-
Realized gain on Canadian Oil Sands Trust units	-	-	(19)	-
Stock-based compensation (tax adjusted)	(37)	65	(10)	32
Future tax charge/(recovery) of unrealized foreign exchange gains/(losses) on foreign denominated debt	(11)	(51)	100	(27)
Future tax rate reductions and other	(162)	(31)	(188)	126
Earnings from continuing operations[1]	137	322	978	1,501
Per share	0.13	0.30	0.95	1.37

Cash flow
(millions of C$)

	Three months ended		Year ended
December 31,	2007	2006	2007	2006
Cash flow provided by operating activities	864	972	4,070	4,374
Changes in non-cash working capital	149	158	257	374
Cash flow[1]	1,013	1,130	4,327	4,748

Net debt
(millions of C$)

			Year ended
December 31,			2007	2006
Long-term debt			4,862	4,560
Bank indebtedness			15	39
Cash and cash equivalents			(536)	(103)
Net debt[1]			4,341	4,496

(1) "Cash flow", "earnings from continuing operations","earnings from continuing operations per share" and "net debt" are non-GAAP measures.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia, and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                                          Christopher J. LeGallais
& Investor Communications                                                                                                 Senior Manager, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                         Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                   Email:                       tlm@talisman-energy.com

06-08

Forward-Looking Information

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	estimates of future sales, production, production growth and operations performance;
•	business plans for drilling, exploration, development, redevelopment and estimated timing;
•	business strategy, business strategy review and plans;
•	estimated timing and results of new projects, including the timing of new production and LNG;
•	expected asset sales and timing; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release.  Information regarding oil and gas reserves, business plans for drilling, exploration, development~~,~~ and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the risk that adequate pipeline capacity to transport gas to market may not be available;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	competitive actions of other companies, including increased competition from other oil and gas companies;
•	changes in general economic and business conditions;
•	the effect of acts of, or actions against, international terrorism;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	results of the Company’s risk mitigation strategies, including insurance and any hedging activities; and
•	the Company’s ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves.  Probable reserves, which Talisman also discloses voluntarily, have been calculated using the definition of probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress (‘SPE/WPC’). Talisman’s estimates of proved reserves and probable reserves are based on the same price assumptions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading ‘Note Regarding Reserves Data and Other Oil and Gas Information’ in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this press release reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this press release.
Throughout this press release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this press release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

In this press release, Talisman makes reference to probable reserves in the Montrose Arbroath area. At year end 2007, Talisman had 404 mmboe of total proved reserves and 670 mmboe of proved and probable reserves in the UK. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The reserves replacement ratio of 102% (excluding net acquisitions and dispositions) was calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated proved oil and gas reserves during 2007 by the Company’s 2007 conventional production.

The Company’s management uses reserve replacement ratios, as described above, as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves. It should be noted that a reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The reserves life index of 16 years for proved and probable reserves was calculated by dividing year-end proved and probable reserves by the Company’s 2007 conventional production.

The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Any probable reserves and the calculations with respect thereto included in this press release do not meet the SEC’s standards for inclusion in documents filed with the SEC.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman’s Consolidated Financial Statements, which will be filed with Canadian and US securities authorities on March 7, 2008, contain information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this press release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow, earnings from continuing operations and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity.

Earnings from continuing operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.

Net debt is calculated by adjusting the Company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents.  The Company uses this information to assess its true debt position and eliminate the impact of timing differences.